Baker & Hostetler
3200 National City Center
1900 E. Ninth Street
Cleveland, OH 44114-3485

August 20, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C., 20549
Attention:  Michelle Lacko

Re:       OSI Restaurant Partners, LLC
Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2008
Filed April 27, 2009
File No. 001-15935

Dear Ms. Lacko:

On behalf of our client, OSI Restaurant Partners, LLC (the “Company”), we submit this letter setting forth the Company’s response to the staff’s comment set forth in your letter dated May 4, 2009, addressed to Dirk A. Montgomery with respect to the Company’s Amendment to Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K/A”).

For ease of reference, this letter includes the staff’s comment in italics followed by the Company’s response.

Item 15, Exhibits, Financial Statement Schedules, page 3

1. We note that you have incorporated by reference Exhibits 10.43 and 10.44.  These filings do not include all of the schedules and exhibits listed in the table of contents of the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits.  Please amend your Form 10-K for the fiscal year ended December 31, 2008 to file the entire agreements, including all exhibits and schedules.

In response to the staff’s comment and following discussions with the staff, the Company proposes to file, with two narrow exceptions described below, all of the schedules and exhibits to the Company’s Credit Agreement (Exhibit 10.43) and Master Lease Agreement (Exhibit 10.44). The Company respectfully requests that the staff permit the Company to omit the following two specific items that are immaterial by any standards and that are not easily or cost-effectively convertible to a format suitable for filing via the EDGAR system:

•
Exhibit A to the Master Lease Agreement, entitled “Legal Description of the Land,” contains over 900 pages of legal property descriptions of the Company’s owned real estate.  These metes and bounds descriptions do not provide any useful information to investors and would require a significant amount of time and cost to convert to a format suitable for filing with the EDGAR system.  The exhibit is not material to an investment decision or an investor’s understanding of the Master Lease Agreement.

•
Similarly, Schedule 1.2 to the Master Lease Agreement, entitled “Excess Property,” is a compilation of diagrams of outparcels to the restaurant properties that are the subject of the Master Lease Agreement.  As with the legal property descriptions, the diagrams do not provide any useful information to investors and the cost of conversion and filing is very high both in terms of dollars and human resources, especially compared to the small benefit, if any, to investors.

For these reasons, the Company respectfully requests that the staff permit the Company to file all schedules and exhibits to the Credit Agreement and the Master Lease Agreement other than Exhibit A and Schedule 1.2 to the Master Lease Agreement that are immaterial when measured by any standard.  The Company is willing to undertake to furnish the excluded schedule and exhibit to the SEC supplementally upon request, as contemplated by Item 601(b)(2) of Regulation S-K.

With respect to Exhibit B to the Master Lease Agreement, entitled “Allocated Individual  Applicable Amounts and Release Amounts” and Exhibit E, entitled “Concept Subleases,” the Company intends to request confidential treatment for certain portions of those documents that provide rental and other information that the Company believes could cause competitive harm.  The request for confidential treatment will be made pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and in accordance with Staff Legal Bulletin No. 1 of the Commission’s Division of Corporation Finance.

If the foregoing approach is satisfactory to the staff, the Company would file Exhibits 10.43 and 10.44 with all schedules and exhibits other than the two items noted herein with the Company’s Form 10-Q due on or before November 16, 2009 and request confidential treatment for certain portions of the exhibits filed as discussed herein.

As requested, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (216) 861-7090.

Very Truly Yours,

/s/ Suzanne K. Hanselman

Suzanne K. Hanselman
Baker & Hostetler LLP